[Geron Letterhead]


                                               July 13, 2007


     VIA EDGAR TRANSMISSION AND OVERNIGHT COURIER
     --------------------------------------------

     Tabatha Akins
     Staff Accountant
     Division of Corporation Finance
     U.S. Securities and Exchange Commission
     450 Fifth Street, N.W.
     Washington, D.C. 20549

           Re:   Geron Corporation
                 Form 10-K for the Period Ended December 31, 2006
                 Filed March 16, 2007 File No. 000-20859

     Dear Ms Akins:

           Per your request in your letter dated as of June 28, 2007, Geron Corporation (the "Company") hereby acknowledges that:

           (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filed on March 16, 2007, as amended from time to time (the "Filing");

           (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Filing; and

           (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                               Very truly yours,

                                               /s/ David L. Greenwood
                                               ----------------------

                                               David L. Greenwood
                                               Executive Vice President,
                                               Chief Financial Officer


     cc:   Alan C. Mendelson, Latham & Watkins LLP
           Gregory Chin, Latham & Watkins LLP